Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of Sequans Communication S.A. for the registration of Ordinary Shares, American Depositary Shares Representing Ordinary Shares, Preferred Shares, Warrants to Purchase Ordinary Shares, Preferred Shares, or American Depositary Shares, and Units and to the incorporation by reference therein of our report dated April 30, 2025, with respect to the consolidated financial statements of Sequans Communication S.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young Audit
Paris La Défense, France
August 25, 2025